Brussels, May 12, 2006 - 1/1

Dirk Moens appointed Zone President Asia Pacific

InBev announced today that Dirk Moens has been appointed Zone President Asia Pacific, effective May 15th. Dirk succeeds Brent Willis, who has decided to leave InBev to pursue a new career opportunity.

Dirk has been with InBev and formerly Interbrew for 25 years, working in four continents and many more countries in a wide variety of progressively more senior roles. He was appointed VP Operations in China in 2002. Since 2004, he has been Business Unit President for China and has led the significant growth and consolidation of that business.

A graduate of the University of Leuven and AMP Insead, Dirk is a Belgian citizen.

Commenting on the appointment, Carlos Brito, InBev's CEO said: '*Dirk brings a wealth of experience to our Executive Board of Management (EBM) and I am delighted to have him on board to continue building on the long-term successful future of this exciting Zone for InBev.*'

To view Dirk's short CV and picture, please go to www.InBev.com

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
VP Corporate Externa
Tel +32 16 27 67 11
marianne.amssoms@i[illegible]

Philip Ludwig
VP Investor Relations
Tel +32 16 27 62 43
philip.ludwig@inbev.com